NOBLE MIDSTREAM PARTNERS LP

1001 Noble Energy Way

Houston, Texas 77070

(281) 872-3100

September 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Noble Midstream Partners LP
Registration Statement on Form S-1 (File No. 333-207560)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, on behalf of Noble Midstream Partners LP (the “Partnership”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., Eastern Standard Time, on September 14, 2016, or as soon thereafter as practicable.

The Partnership authorizes each of G. Michael O’Leary, George Vlahakos, or Stephanie Beauvais, all of whom are associated with our counsel Andrews Kurth LLP, to orally modify or withdraw this request for acceleration.

The Partnership hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to George Vlahakos of Andrews Kurth LLP at (713) 220-4351 and that such effectiveness also be confirmed in writing.

Very truly yours, NOBLE MIDSTREAM PARTNERS LP

By: Noble Midstream GP LLC

By:	/s/ Terry R. Gerhart
Terry R. Gerhart
Chief Executive Officer

cc:	G. Michael O’Leary, Andrews Kurth LLP
George Vlahakos, Andrews Kurth LLP